UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. )*

Propetro Holding Corp.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

743474M108

(CUSIP Number)

March 22, 2017

Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743474M108	SCHEDULE 13G

1	NAMES OF REPORTING PERSON Carlson Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,749,998
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,749,998
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,749,998
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3%
12	TYPE OF REPORTING PERSON PN; IA

CUSIP No. 743474M108	SCHEDULE 13G

1	NAMES OF REPORTING PERSON Double Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,644,680
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,644,680
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,644,680
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 743474M108	SCHEDULE 13G

1	NAMES OF REPORTING PERSON Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 194,612
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 194,612
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 194,612
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 743474M108	SCHEDULE 13G

1	NAMES OF REPORTING PERSON Black Diamond Energy L/S Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 910,706
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 910,706
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 910,706
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 743474M108	SCHEDULE 13G

1	NAMES OF REPORTING PERSON Asgard Investment Corp. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,749,998
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,749,998
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,749,998
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 743474M108	SCHEDULE 13G

1	NAMES OF REPORTING PERSON Asgard Investment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,749,998
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,749,998
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,749,998
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 743474M108	SCHEDULE 13G

1	NAMES OF REPORTING PERSON Clint D. Carlson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,749,998
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,749,998
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,749,998
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3%
12	TYPE OF REPORTING PERSON IN

Item 1(a). NAME OF ISSUER

ProPetro Holding Corp. (the “Issuer”).

Item 1(b). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

1706 S. Midkiff, Bldg. B

Midland, Texas 79701

Item 2(a). NAME OF PERSON FILING

This statement is filed by:

(i) Double Black Diamond Offshore Ltd., a Cayman Islands exempted company (“Double Offshore”), with respect to the Common Stock (as defined below) directly held by it;

(ii) Black Diamond Offshore Ltd., a Cayman Islands exempted company (“Offshore”), with respect to the Common Stock directly held by it;

(iii) Black Diamond Energy L/S Offshore Ltd., a Cayman Islands exempted company (“Energy” and together with Double Offshore and Offshore, the “Funds”), with respect to the Common Stock directly held by it;

(iv) Carlson Capital L.P., a Delaware limited partnership (“Carlson Capital”), which serves as the investment manager to the Funds, with respect to the Common Stock directly held by the Funds;

(v) Asgard Investment Corp. II, a Delaware corporation (“Asgard II”), which serves as the general partner of Carlson Capital, with respect to the Common Stock directly held by the Funds;

(vi) Asgard Investment Corp., a Delaware corporation (“Asgard”), which is the sole stockholder of Asgard II, with respect to the Common Stock directly held by the Funds; and

(vii) Mr. Clint D. Carlson, a United States citizen (“Mr. Carlson”), who serves as president of Asgard, Asgard II and Carlson Capital, with respect to the Common Stock directly held by the Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

Item 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the principal business office of each of the Reporting Persons is 2100 McKinney Avenue, Suite 1800, Dallas, Texas 75201.

Item 2(c). CITIZENSHIP

Each of the Funds is a Cayman Islands exempted company. Carlson Capital is a Delaware limited partnership. Each of Asgard and Asgard II is a Delaware corporation. Mr. Carlson is a United States citizen.

Item 2(d). TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.01 per share (the “Common Stock”).

Item 2(e). CUSIP NUMBER

743474M108

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13D-1(B), OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Carlson Capital is an investment adviser registered under section 8 of the Investment Company Act of 1940.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☒	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G); As to EEBTL.

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	OWNERSHIP

A.	Double Offshore:

(a)	Amount beneficially owned: 6,644,680 shares of Common Stock

(b)	Percent of class: 8.0%

(c)	(i) Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 6,644,680 shares of Common Stock

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 6,644,680 shares of Common Stock

B.	Offshore:

(a)	Amount beneficially owned: 194,612 shares of Common Stock

(b)	Percent of class: 0.2%

(c)	(i) Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 194,612 shares of Common Stock

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 194,612 shares of Common Stock

C.	Energy:

(a)	Amount beneficially owned: 910,706 shares of Common Stock

(b)	Percent of class: 1.1%

(c)	(i) Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 910,706 shares of Common Stock

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 910,706 shares of Common Stock

D.	Carlson Capital:

(a)	Amount beneficially owned: 7,749,998 shares of Common Stock

(b)	Percent of class: 9.3%

(c)	(i) Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 7,749,998 shares of Common Stock

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 7,749,998 shares of Common Stock

E.	Asgard II:

(a)	Amount beneficially owned: 7,749,998 shares of Common Stock

(b)	Percent of class: 9.3%

(c)	(i) Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 7,749,998 shares of Common Stock

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 7,749,998 shares of Common Stock

F.	Asgard:

(a)	Amount beneficially owned: 7,749,998 shares of Common Stock

(b)	Percent of class: 9.3%

(c)	(i) Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 7,749,998 shares of Common Stock

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 7,749,998 shares of Common Stock

G.	Mr. Carlson:

(a)	Amount beneficially owned: 7,749,998 shares of Common Stock

(b)	Percent of class: 9.3%

(c)	(i) Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 7,749,998 shares of Common Stock

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 7,749,998 shares of Common Stock

The Issuer’s Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on March 20, 2017 indicates that the total number of outstanding shares of Common Stock after the completion of the Issuer’s initial public offering was 83,039,854. The percentages used herein and in the rest of the Schedule 13G are based upon such number of shares of Common Stock outstanding. As of March 31, 2017, the Reporting Persons beneficially own 7,749,998 shares of Common Stock in the aggregate, representing approximately 9.3% of the outstanding Common Stock.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below, each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: March 31, 2017

DOUBLE BLACK DIAMOND OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson

Name: Clint D. Carlson
Title: President

BLACK DIAMOND OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson

Name: Clint D. Carlson
Title: President

BLACK DIAMOND ENERGY L/S OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson

Name: Clint D. Carlson
Title: President

CARLSON CAPITAL, L.P.

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson

Name: Clint D. Carlson
Title: President

ASGARD INVESTMENT CORP. II

By:	/s/ Clint D. Carlson

Name: Clint D. Carlson
Title: President

ASGARD INVESTMENT CORP.

By:	/s/ Clint D. Carlson

Name: Clint D. Carlson
Title: President

CLINT D. CARLSON

/s/ Clint D. Carlson

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Propetro Holding Corp., and that this Joint Filing Agreement be included as an Exhibit to such joint filing.

Each of the undersigned acknowledges that each shall be responsible for the timely filing of any statement (including amendments) on Schedule 13G, and for the completeness and accuracy of the information concerning him or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: March 31, 2017

DOUBLE BLACK DIAMOND OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson

Name: Clint D. Carlson
Title: President

BLACK DIAMOND OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson

Name: Clint D. Carlson
Title: President

BLACK DIAMOND ENERGY L/S OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson

Name: Clint D. Carlson
Title: President

CARLSON CAPITAL, L.P.

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson

Name: Clint D. Carlson
Title: President

ASGARD INVESTMENT CORP. II

By:	/s/ Clint D. Carlson

Name: Clint D. Carlson
Title: President

ASGARD INVESTMENT CORP.

By:	/s/ Clint D. Carlson

Name: Clint D. Carlson
Title: President

CLINT D. CARLSON

/s/ Clint D. Carlson